Exhibit 99.2

Consolidated Financial Statements (Expressed in thousands of United States dollars) WESTPORT INNOVATIONS INC. Three and six months ended September 30, 2010 and 2009

WESTPORT INNOVATIONS INC. Consolidated Balance Sheets (Expressed in thousands of United States dollars)

	September 30, 2010	March 31, 2010
	(unaudited)
Assets

Current assets:
Cash and cash equivalents	$68,209	$70,480
Short-term investments	12,122	33,725
Accounts receivable	16,737	11,390
Loan receivable (note 14(a))	16,722	13,295
Inventories (note 4)	13,580	8,048
Prepaid expenses	1,875	1,286
Current portion of future income tax asset	5,258	4,990
	134,503	143,214

Long-term investment (note 5)	4,774	—

Property and equipment, net (note 6)	10,503	6,113

Intangible assets, net (note 7)	6,574	283

Goodwill (note 3)	8,405	—

Future income tax asset	4,722	4,080

	$169,481	$153,690

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$17,580	$13,687
Deferred revenue	1,520	878
Demand installment loan (note 8)	—	3,244
Short-term debt (note 9)	200	160
Current portion of long-term debt (note 10)	13,310	136
Current portion of warranty liability	12,137	11,894
	44,747	29,999

Warranty liability	7,888	9,056
Long-term debt (note 10)	9,514	12,735
Other long-term liabilities	7,142	5,189
	69,291	56,979
Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares in series, no par value
Issued:
39,875,303 (March 31, 2010 - 38,494,475) common shares	313,509	293,660
Other equity instruments (note 12)	2,767	9,825
Additional paid in capital	5,391	4,235
Accumulated deficit	(256,709)	(242,372)
Accumulated other comprehensive income	18,071	18,227
	83,029	83,575
Joint venture partners’ share of net assets of joint ventures (note 14(c))	17,161	13,136
	100,190	96,711

	$169,481	$153,690

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.
Consolidated Statements of Operations (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009

Product revenue	$34,189	$21,942	$53,059	$38,743
Parts revenue	6,663	7,099	13,284	12,079
Service revenue	4,052	—	4,052	—
	44,904	29,041	70,395	50,822

Cost of revenue and expenses:
Cost of product and parts revenue	27,082	21,710	43,820	37,916
Research and development (notes 12 and 13)	8,341	6,446	15,088	12,261
General and administrative (note 12)	3,655	2,536	6,176	4,817
Sales and marketing (note 12)	4,710	3,441	8,401	6,667
Foreign exchange loss (gain)	183	(74)	(383)	(326)
Depreciation and amortization	804	473	1,264	918
Bank charges, interest and other	154	96	305	173
	44,929	34,628	74,671	62,426

Loss before undernoted	(25)	(5,587)	(4,276)	(11,604)

Income (loss) from investment accounted for by the equity method (note 5)	455	(266)	300	(555)
Interest on long-term debt and amortization of discount	(824)	(624)	(1,544)	(1,189)
Interest and other income	145	81	439	188
Gain on sale of long-term investments	—	245	—	245

Loss before income taxes and joint venture partners’ share net of income from joint ventures	(249)	(6,151)	(5,081)	(12,915)

Income tax recovery (expense):
Current	(3,737)	(2,004)	(5,521)	(2,825)
Future	316	908	290	1,144
	(3,421)	(1,096)	(5,231)	(1,681)

Net loss for the period	(3,670)	(7,247)	(10,312)	(14,596)

Net income attributed to joint venture partners (note 14)	2,581	946	4,025	1,468

Net (loss) attributed to the Company	$(6,251)	$(8,193)	$(14,337)	$(16,064)

Basic and diluted loss per share attributed to the Company	$(0.16)	$(0.25)	$(0.36)	$(0.50)

Weighted average common shares outstanding:
Basic and diluted	39,668,516	32,355,879	39,486,072	32,203,424

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC. Consolidated Statements of Comprehensive Loss (unaudited) (Expressed in thousands of United States dollars)

	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009

Net loss for the period	$(3,670)	$(7,247)	$(10,312)	$(14,596)

Other comprehensive income (loss)
Unrealized gain on available for sale securities, net of tax of $Nil (2009 – $102 and $148)	—	716	—	1,039
Reclassification of net realized gains on available for sale securities to net loss, net of tax of $Nil (2009 – $nil and $19)		(135)		(135)
Cumulative translation adjustment	3,335	(823)	(156)	(1,611)
	3,335	(242)	(156)	(707)

Comprehensive loss	$(335)	$(7,489)	$(10,468)	$(15,303)

Comprehensive income (loss) attributable to:
Joint venture partners	2,581	946	4,025	1,468
The Company	(2,916)	(8,435)	(14,493)	(16,771)

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars, except share amounts)

Year ended March 31, 2010 (audited) and for the six months ended September 30, 2010 (unaudited)

	Common shares	Share capital	Other equity Instruments	Additional paid in capital	Accumulated Deficit	Accumulated other comprehensive income	Joint venture partners share of net assets	Total shareholders’ Equity

Balance, March 31, 2009	32,040,540	$232,672	$9,848	$4,237	$(207,683)	$4,140	$10,065	$53,279

Issuance of common shares on exercise of stock options	389,580	3,634	—	(1,365)	—	—	—	2,269

Issuance of common shares on exercise of performance share units	601,855	3,190	(3,190)	—	—	—	—	—

Issuance of common shares on public offering	5,462,500	57,356	—	—	—	—	—	57,356

Share issuance costs	—	(3,192)	—	—	—	—	—	(3,192)

Stock-based compensation	—	—	3,167	1,363	—	—	—	4,530

Net loss for the period	—	—	—	—	(34,689)	—	—	(34,689)

Joint venture partners’ share of net income from joint ventures	—	—	—	—	—	—	7,071	7,071

Dividends paid by joint ventures	—	—	—	—	—	—	(4,000)	(4,000)

Other comprehensive income	—	—	—	—	—	14,087	—	14,087

Balance, March 31, 2010	38,494,475	293,660	9,825	4,235	(242,372)	18,227	13,136	96,711

Issuance of common shares on exercise of stock options	406,099	4,315	—	(1,529)	—	—	—	2,786

Issuance of common shares on exercise of performance share units	116,508	1,681	(2,086)	—	—	—	—	(405)

Issuance of common shares on exercise of warrants	858,221	13,853	(4,344)	—	—	—	—	9,509

Reclassification of fair value of expired warrants	—	—	(2,413)	2,413	—	—	—	—

Stock-based compensation	—	—	1,785	272	—	—	—	2,057

Net loss for the period	—	—	—	—	(14,337)	—	—	(14,337)

Joint venture partners’ share of net income from joint ventures	—	—	—	—	—	—	4,025	4,025

Other comprehensive loss	—	—	—	—	—	(156)		(156)

Balance September 30, 2010 (unaudited)	39,875,303	$313,509	$2,767	$5,391	$(256,709)	$18,071	$17,161	$100,190

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC. Consolidated Statements of Cash Flows (unaudited) (Expressed in thousands of United States dollars)

	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operations:
Net loss for the period	$(3,670)	$(7,247)	$(10,312)	$(14,596)
Items not involving cash:
Depreciation and amortization	804	473	1,264	918
Stock-based compensation expense	1,425	1,103	2,057	1,640
Future income tax (recovery)	(316)	(908)	(290)	(1,144)
Change in deferred lease inducements	(12)	(13)	(25)	(42)
Loss(Income) from investment accounted for by the equity method	(455)	266	(300)	555
Accretion of long-term debt	496	314	889	590
Gain on settlement of short-term debt	—	—	(160)	—
Gain on disposition of long-term investments	—	(245)	—	(245)
Changes in non-cash operating working capital:
Accounts receivable	582	2,073	3,334	(34)
Inventories	93	1,075	504	706
Prepaid expenses	(493)	(69)	(357)	102
Accounts payable and accrued liabilities	(2,510)	(1,203)	(8,669)	(5,523)
Deferred revenue	1,238	325	2,666	987
Warranty liability	84	1,604	(909)	1,459
	(2,734)	(2,452)	(10,308)	(14,627)
Cash flows from investments:
Purchase of property and equipment	(558)	(19)	(1,141)	(66)
Sale / maturity of short-term investments, net	7,045	848	21,264	12,101
Investment in Weichai Westport Inc.	(4,316)	—	(4,316)	—
Purchase of OMVL SPA and Juniper Engines Inc, net of acquired cash	(13,016)	—	(13,016)	—
Proceeds from disposition of long-term investment	—	370	—	370
Advances on loans receivable	(2,199)	(590)	(3,408)	(2,382)
	(13,044)	609	(617)	10,023
Cash flows from financing:
Repayment of demand installment loan	—	(314)	(3,206)	(603)
Repayment of short-term debt	—	(1,040)	—	(1,040)
Repayment of other long-term debt	(22)	(4)	(53)	(7)
Shares issued for cash	1,699	691	12,295	831
	1,677	(667)	9,036	(819)
Effect of foreign exchange on cash and cash equivalents	2,582	347	(382)	756

Decrease in cash and cash equivalents	(11,519)	(2,163)	(2,271)	(4,667)

Cash and cash equivalents, beginning of period	79,728	28,451	70,480	30,955
Cash and cash equivalents, end of period	$68,209	$26,288	$68,209	$26,288

WESTPORT INNOVATIONS INC. Consolidated Statements of Cash Flows (unaudited) (Expressed in thousands of United States dollars)

	Three months ended September 30		Six months ended September 30
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Supplementary information:
Interest paid	$125	$46	$832	$684
Taxes paid	976	425	6,866	3,632
Non-cash transactions:
Purchase of equipment, furniture and leasehold improvements by assumption of capital lease obligation	—	343	—	343
Shares issued on exercise of performance share units	1,681	3,094	1,681	3,094

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three and six months ended September 30, 2010 and 2009

1.	Basis of presentation:

The unaudited consolidated balance sheet as at September 30, 2010, the unaudited consolidated statements of operations, comprehensive loss and cash flows for the three and six months ended September 30, 2010 and 2009 and the unaudited consolidated statement of shareholders’ equity for the six months ended September 30, 2010 have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements.  The accompanying unaudited consolidated financial statements do not include all information and footnote disclosures required under Canadian generally accepted accounting principles for annual financial statements. Except for the adoption of accounting policies described in note 2 and the change in reporting currency described below, these consolidated financial statements have been prepared, on a basis consistent with, and should be read in conjunction with, the consolidated financial statements and notes thereto for the fiscal year ended March 31, 2010.

These consolidated financial statements have been presented on a going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations.

In the opinion of management, all adjustments (consisting solely of normal recurring adjustments) considered necessary for a fair presentation of the financial position, results of operations and cash flows as at September 30, 2010 and for all periods presented have been included.

Effective April 1, 2010, the Company changed the reporting currency for its consolidated financial statement presentation from the Canadian dollar to the United States dollar. The functional currency of the Company’s operations continues to be the Canadian dollar except for Cummins Westport Inc. (“CWI”), which continues to use the U.S. dollar as its functional currency and the newly acquired OMVL S.p.A (“OMVL”) (note 3) which uses the Euro as its functional currency.  The financial statements of OMVL are translated into the functional currency of the Company using the current rate method. The Company translates its consolidated Canadian dollar functional currency financial statements into the reporting currency using the current rate method. All assets and liabilities are translated using the period end exchange rates. Shareholders’ equity balances are translated using a weighted average of historical exchange rates.  Revenues and expenses are translated using the monthly average rate for the period. All comparative amounts have been restated on a retroactive basis to give effect to the change in reporting currency.  Except as otherwise noted, all amounts in these financial statements are presented in U.S. dollars.  The period end exchange rate of the US dollar as at September 30, 2010 was $0.97 (March 31, 2010 - $0.98) and the average exchange rate for the six months ended September 30, 2010 was $0.97 (2009 - $0.92). The period end exchange rate of the Euro was 1.36 (July 2, 2010 – 1.26) and the average exchange rate for the euro was 1.29 for the three months ended September 30, 2010.

The results from operations and cash flows of OMVL are included in these consolidated financial statements from July 2, 2010. The unaudited consolidated financial statements conform in all material respects with accounting principles generally accepted in the United States except as disclosed in note 16.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three and six months ended September 30, 2010 and 2009

2.	Accounting policies:

Accounting policies adopted during the period:

Revenue recognition:

The Company earns service revenue from a research and development arrangement with Volvo Powertrain (“VPT”) under which the Company provides contract services relating to developing natural gas engines or biogas engines for use in Volvo products.  Service revenue is recognized using the milestone method upon completion of project milestones as defined and agreed to by the Company and VPT.  The Company recognizes consideration earned from the achievement of a substantive milestone in its entirety in the period in which the milestone is achieved.  The Company has deemed all milestone payments within the contract to be substantive. The payment associated with each milestone relates solely to past performance and is deemed reasonable upon consideration of deliverables and the payment terms within the contract. Certain milestones under the contract have yet to be defined.

The Company considers amounts to be earned once confirmation of achieving the milestone has been obtained from VPT, all services related to the milestone have been delivered, fees are determinable and collectability is reasonably assured.

Costs incurred relating to the contract are recorded as research and development costs in the consolidated statement of operations.

Intangible assets:

The Company acquired certain intangible assets during the three month period ended September 30, 2010 (note 3). The Company amortizes intangible assets acquired if they are determined to have definite useful lives. Certain intangible assets, such as acquired technology and trade names, are amortized on a straight-line basis, our best estimate of the pattern of economic benefits or over their estimated reasonable useful lives.

Goodwill:

Goodwill is not amortized but instead is tested at least annually for impairment, or more frequently when events or changes in circumstances indicate that goodwill might be impaired. This impairment test is performed annually at January 31.

A two-step test is used to identify the potential impairment and to measure the amount of goodwill impairment, if any. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is considered not impaired; otherwise, goodwill is impaired and the loss is measured by performing step two. Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit goodwill with the carrying amount of goodwill.

We determine fair value using widely accepted valuation techniques, including discounted cash flows and market multiple analyses. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as our future expectations.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three and six months ended September 30, 2010 and 2009

We record goodwill at the time of purchase for the excess of the amount of the purchase price over the fair values of the assets acquired and liabilities assumed. Future adverse changes in market conditions or poor operating results of underlying assets could result in losses or an inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge.

Business combinations: In January 2009, the CICA issued handbook sections 1582, Business Combinations, 1601, Consolidated Financial Statements and 1602, Non-controlling interests.

These sections replace the former Handbook Section 1581, Business Combinations and handbook section 1600, Consolidated Financial Statements, and establish a new section for accounting for a non-controlling interest in a subsidiary. Handbook section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Handbook sections 1601 and 1602 apply to interim and annual consolidated financial statements for periods beginning on or after January 1, 2011.  The new sections address accounting for business combinations using the purchase method and the classification and recognition of non-controlling interests. The Company early adopted these handbook sections effective April 1, 2010. As a result, the acquisition described of OMVL and Juniper Engines Inc. (“Juniper”) (note 3) was recorded under the provisions of these sections such that their results of operations and cash flows are included in these unaudited consolidated financial statements from July 2, 2010.  The Company previously held 49% of Juniper and as a result of the acquisition, no longer records its previous 49% interest in Juniper under the equity method of accounting from July 2, 2010.  As a result of adopting section 1602, Non-controlling interests, the Company also reclassified Joint venture partners’ share of net assets in joint ventures from liabilities to shareholders’ equity on the consolidated balance sheet and changed the presentation of net income attributable to the Company and joint venture partners and the statements of operations, comprehensive loss, shareholders’ equity and cash flows.

Future accounting standards:
Basis of presentation:

Canada’s Accounting Standards Board has ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board over a transitional period to be completed by 2011 as permitted by Canadian securities regulatory authorities.  The Company will adopt accounting principles generally accepted in the United States of America (“U.S. GAAP”) on April 1, 2011 as permitted by Canadian regulatory authorities and adopt IFRS if and when IFRS and U.S. GAAP converge.

3.	Business combinations

On July 2, 2010, the Company acquired, through its wholly owed subsidiary, Juniper Engines Italy S.r.l., 100% of the outstanding shares of OMVL, including its 51% interest in Juniper, from Società Italiana Tecnomeccanica La Precisa S.p.A and Sit International B.V. (collectively the “Sellers”). The fair value of the consideration for the acquisition on July 2, 2010 was $25,711.  Westport paid cash of $17,146 on closing and is required to pay $10,338 on the third anniversary of the closing date.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three and six months ended September 30, 2010 and 2009

The Company also entered into an “on first demand” bank guarantee in favour of the Sellers with Banca Intesa S.p.A covering the Company’s future payment obligation payable on July 2, 2013. The bank guarantee is subject to a cross guarantee with the Bank of Montreal with whom the Company has a credit facility (note 8).

OMVL is based in Pernumia, Italy and designs, manufactures and markets complete fuelling systems for new vehicles and the aftermarket conversion of engines from gasoline to compressed natural gas and liquefied petroleum gas. OMVL has production and distribution capabilities in Europe, Asia, South America and Australia.

The Company previously held the other 49% of Juniper which was accounted for as a long term investment using the equity method.  After the transaction, Juniper became a wholly owned subsidiary of the Company.

The acquisitions were accounted for as business combinations using the purchase method. The results of OMVL and the 51% of Juniper have been included in the consolidated financial statements of the Company from July 2, 2010.

The Company is obtaining an independent third-party valuation of the property and equipment, inventories and intangible assets. Fair value adjustments are preliminary and subject to change. The amount of the fair value adjustments may differ materially from the amounts disclosed in the final purchase price allocation.  Any such changes in the determination and allocation of the fair value adjustments could also result in changes to operating results in subsequent periods. Preliminary fair value adjustments include adjustments to accounts receivable, inventories, property, plant and equipment, intangible assets and future taxes. The estimated preliminary fair value of the assets acquired and liabilities assumed are as follows:

Consideration allocated to:

Total tangible assets, including cash of $4,130	$23,469
Intangible assets subject to amortization	6,013
Goodwill	7,775
Total assets acquired	37,257
Less: total liabilities assumed	(11,546)
Total net assets acquired	$25,711

Consideration:
Cash	$17,146
Long-term payable	8,565

$25,711

The foreign exchange rate used to translate euro denominated net assets acquired, liabilities assumed and purchase consideration into U.S. dollars was 1.26 based on the July 2, 2010 closing rate.

The Company also incurred an obligation to the Sellers payable on July 2, 2013 and was recognized as a liability on the acquisition date and recorded at fair value. The amount is non-interest bearing and the fair value was determined using a credit adjusted risk free rate of 3.72% to discount future cash flows. The long-term payable to the Sellers is recorded in long-term debt on the consolidated balance sheet (note 10).

The Company recognized goodwill associated with the transactions of $7,775. The goodwill includes the value of the assembled work force and expected synergies including access to markets and supply chain integration. Goodwill as at September 30, 2010 was $8,405 reflecting the effect of changes in foreign exchange rates. Goodwill is not deductible for tax purposes.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three and six months ended September 30, 2010 and 2009

The consolidated financial statements reflect consolidated revenue for OMVL and Juniper of $8,384 and a net loss of $919 from July 2, 2010 to September 30, 2010. Had the Company acquired OMVL on April 1, 2010 pro forma revenue and net loss would have been $80,913 and $14,201, respectively.

The Company incurred acquisition related expenses of $258 and $379 (2009 – Nil) during the three and six months ended September 30, 2010 which have been recorded in general and administrative expenses in the consolidated statement of operations.

4.	Inventories:

	September 30, 2010	March 31, 2010
	(Unaudited)
Purchased parts	$9,754	$6,636
Assembled parts	2,023	1,967
Work-in-process	2,830	782
Finished goods	805	514
Obsolescence provision	(1,832)	(1,851)
	$13,580	$8,048

During the three and six months ended September 30, 2010, the Company recognized $28,220 (2009 - $20,684) and $39,932 (2009 - $34,046 ), respectively, related to inventoriable items in cost of sales.

5.	Long-term investment:

On July 3, 2010, the Company invested $4.3 million under an agreement with Weichai Power Co. Ltd. and Hong Kong Peterson (CNG) Equipment Ltd. to form Weichai Westport Inc. (“WWI”). The Company has a 35% equity interest in WWI.

During the three and six months ended September 30, 2010, the Company recognized income of $455 (2009 - $nil) as income from investment accounted for by the equity method.  WWI’s condensed balance sheet as of September 30, 2010 and the statement of operations for the three and six month period ended September 30, 2010 are presented below:

	September 30, 2010	March 31, 2010
	(unaudited)	(unaudited)

Current assets	$14,738	$—
Non current assets	991	—
Total assets	$15,729	$—

Current liabilities	$5,142	$—
Long-term liabilities	—	—
Shareholders’ equity	10,587	—
Total liabilities and shareholders’ equity	$15,729	$—

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three and six months ended September 30, 2010 and 2009

	Three months ended September 30		Six months ended September 30
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	$13,190	$—	$13,190	$—
Cost of revenue and operating expenses	(11,655)	—	(11,655)	—
Operating income	1,535	—	1,535	—
Interest and other expenses	(7)	—	(7)	—
Pre-tax net income	1,528	—	1,528	—
Provision for income taxes	(229)	—	(229)	—
Net income	$1,299	$—	$1,299	$—

Prior to July 2, 2010, the Company had a 49% interest in Juniper Engines Inc. The Company had determined that Juniper was a variable interest entity.  However, the Company was not the primary beneficiary and had accounted for its interest in Juniper using the equity method.

On July 2, 2010, the Company acquired the remaining 51% interest in Juniper (note 3).  As a result, effective July 2, 2010, the Company has consolidated 100% of the assets, liabilities, revenues and expenses of Juniper.

During the three and six months ended September 30, 2010, the Company recognized a loss of $155 (2009 - $266 and $555, respectively) from investment accounted for by the equity method.

6.	Equipment, furniture and leasehold improvements

September 30, 2010	Cost	Accumulated amortization	Net book value

Computer equipment and software	$6,911	$6,293	$618
Furniture and fixtures	1,888	1,304	584
Machinery and equipment	25,361	16,945	8,416
Leasehold improvements	9,344	8,459	885

	$43,504	$33,001	$10,503

March 31, 2010	Cost	Accumulated amortization	Net book value

Computer equipment and software	$6,874	$6,101	$773
Furniture and fixtures	1,538	1,149	389
Machinery and equipment	20,612	16,644	3,968
Leasehold improvements	9,415	8,432	983

	$38,439	$32,326	$6,113

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three and six months ended September 30, 2010 and 2009

7.	Intangible assets

September 30, 2010	Cost	Accumulated amortization	Net book value

Trademarks	$3,332	$99	$3,233
Technology	6,054	4,021	2,033
Customer contracts	1,297	22	1,275
Non-compete agreement	35	2	33

	$10,718	$4,144	$6,574

March 31, 2010	Cost	Accumulated amortization	Net book value

Technology	$4,204	$3,921	$283

	$4,204	$3,921	$283

8.	Demand installment loan:

The Company has a credit facility for maximum borrowings of CDN$20,000 governed by a margin requirement limiting such borrowings to a calculated amount based on cash and investments held with the creditor.  Borrowings may be drawn in the form of direct borrowings, letters of credit, foreign exchange forward contracts and overdraft loans.  Outstanding amounts on direct borrowings and overdraft loans drawn under this credit facility bear interest at the prime rate, and letters of credit bear interest at 1% per annum.  On June 10, 2010, the Company settled its outstanding demand installment loan.  As at September 30, 2010, no amounts are outstanding as a demand installment loan (March 31, 2010 - $3,244).

On July 2, 2010, the Company issued a letter of credit for CDN$11,400 ($10,705) as security for the long-term payable to the Sellers (note 3).

9.	Short-term debt:

	September 30, 2010	March 31, 2010
	(Unaudited)
Clean Energy Finance Inc. (a)	$—	$160
Centrobanca – L46 (b)	200	—
	$200	$160

(a)
The Company entered into an agreement with Clean Energy Finance, LLC (“CEF”), a wholly owned subsidiary of Clean Energy Finance Corporation, whereby CEF could advance the Company up to $6,000 to produce approximately 75 LNG systems.  The loan was non-interest bearing, unsecured and repayable on receipt of proceeds from the sale of these units.  The agreement with CEF expired, and the Company recognized the remaining amount outstanding of $160 in interest and other income as there were no remaining obligations to CEF under the agreement.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three and six months ended September 30, 2010 and 2009

(b)	The Company has a bank loan with Centrobanca – L46 which is repayable on May 31, 2011 and bears interest at 1.01% per annum.

10.	Long-term debt:

	September 30, 2010	March 31, 2010
	(unaudited)
Capital lease obligation	$274	$342
Subordinated debenture notes (a)	13,180	12,529
Long-term payable (b)	9,370
	22,824	12,871
Current portion	(13,310)	(136)

	$9,514	$12,735

(a)
On July 3, 2008, the Company completed the sale and issue of 15,000 debenture units of the Company for total gross proceeds of $14,090 (CDN$15,000).  Each debenture unit consisted of one unsecured subordinated debenture note in the principal amount of $1 bearing interest at 9% per annum and 51 common share purchase warrants exercisable into common shares of the Company at any time for a period of two years from the date of issue at CDN$18.73.  The Company has the option to redeem the debentures at any time at 110% of the principal amount.  Interest is payable semi-annually and the debentures mature on July 3, 2011.  Of the $14,090 gross proceeds received, the Company assigned $10,742 to the debenture notes and $3,348 to the warrants based on each instruments’ relative fair value.  The amount assigned to the debenture notes is being accreted to the principal amount using the effective interest rate of 23% over the term to maturity and the warrants are included in other equity instruments. All of the unexercised warrants expired on July 3, 2010.

(b)
On July 2, 2010, the Company acquired OMVL for $25,711. A portion of the purchase price amounting to $10,338 is payable on the third anniversary of the closing date. The difference between the carrying value of this liability is being accreted to the principal amount using an effective interest rate of 3.72% over the term to maturity. The amount payable to the Sellers will be paid in full on maturity and is not subject to any interest payments. The amount is guaranteed to the Sellers by Banca Intesa S.p.A with a cross guarantee from the Bank of Montreal.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three and six months ended September 30, 2010 and 2009

11.	Stock options and other stock-based plans:

	Six months ended September 30, 2010		Six months ended September 30, 2009
	Number of shares	Weighted average exercise price (CDN $)	Number of shares	Weighted average exercise price (CDN $)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Outstanding, beginning of period	1,051,589	$8.13	1,136,163	$7.32
Granted	—	—	132,262	9.10
Exercised	(406,099)	7.09	(163,132)	5.77
Cancelled/expired	(11,657)	28.77	(58,270)	15.44
Outstanding, end of period	633,833	$8.42	1,047,023	$7.33

Options exercisable, end of period	430,929	$6.96	732,144	$8.19

During the three and six months ended September 30, 2010, the Company recognized $136 (2009 – $622) and $272 (2009 - $681), respectively, in stock-based compensation related to stock options.

12.	Other equity instruments:

	September 30, 2010	March 31, 2010
	(Unaudited)
Value assigned to performance share units (a)	$2,767	$3,256
Value assigned to warrants (b)	—	6,569
	$2,767	$9,825

(a)
During the three months and six months ended September 30, 2010, 406,649 and 406,649 (2009 – 105,084 and 105,084) performance share units (“PSUs”) were granted, 22,829 and 22,829 (2009 – 27,602 and 38,286) were cancelled and 116,508 and 116,508 (2009 – 601,455 and 601,455) were exercised, respectively. As at September 30, 2010, there are 1,462,225 PSUs outstanding of which 158,581 were exercisable.  During the three and six months ended September 30, 2010, the Company recognized stock-based compensation expense of $1,289 and $1,785 (2009 – $481 and $959), respectively related to PSUs which vested during the period.

Of the PSU’s granted during the three and six months ended September 30, 2010, 166,420 were subject to market as well as service conditions. The fair value of these PSU’s granted during the three and six month period ended September 30, 2010 was determined using a Monte-Carlo simulation using the following weighted average assumptions: expected dividend yield – nil%; expected stock price volatility – 83.48%; and risk free interest rate – 1.52%.  The valuation model determined the grant date fair value based on assumptions about the likelihood of the Company achieving different payout factors as driven by the market conditions. Payout factors are determined based upon the absolute stock price two years after the grant date and the stock price relative to an index two years after the grant date. Half of the PSU’s vest after two years and the rest after three years from the date of the grant.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three and six months ended September 30, 2010 and 2009

The stock-based compensation associated with the Performance Share Unit Plan and the stock option plan is included in operating expenses as follows:

	Three months ended September 30		Six months ended September 30
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Research and development	$144	$172	$246	$239
General and administrative	968	810	1,330	1,155
Sales and marketing	313	121	481	246
	$1,425	$1,103	$2,057	$1,640

(b)	The warrants issued with the debenture units (note 10) expired on July 3, 2010. The remaining fair value of $2,413 was reclassified to additional paid in capital.

On April 14, 2010, 790,614 warrants previously issued to Industry Canada, a department of the Government of Canada, were exercised at a price of CDN$10.65 dollars per warrant generating $8.4 million (CDN$8.4 million) in cash.

13.	Research and development expenses:

Research and development expenses are recorded net of program funding received or receivable.  For the three and six months ended September 30, 2010 and 2009, the following research and development expenses had been incurred and program funding received or receivable:

	Three months ended September 30		Six months ended September 30
	2010	2009	2010	2009

Research and development expenses	$8,675	$6,607	$16,068	$12,612
Program funding	(334)	(161)	(980)	(351)
	$8,341	$6,446	$15,088	$12,261

14.	Investment in Joint Ventures:

(a)	Cummins Westport Inc.:

The consolidated financial statements include 100% of the assets, liabilities, revenue and expenses of CWI as at and for all periods presented.  From January 1, 2005, Cummins shares equally in the profits and losses of CWI.  However, the Company has determined that CWI is a variable interest entity and that the Company is the primary beneficiary.  Accordingly, the Company continues to consolidate CWI with Cummins’ share of CWI’s income included in “Joint venture partners’ share of income from joint ventures”.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three and six months ended September 30, 2010 and 2009

Assets, liabilities, revenue and expenses of CWI included in the consolidated financial statements of the Company as at and for the periods presented are as follows:

	September 30, 2010	March 31, 2010
	(Unaudited)
Current assets:
Cash and cash equivalents	$14,433	$3,176
Short-term investments	—	12,704
Accounts receivable	3,408	2,620
Loan receivable	16,722	13,295
Prepaid expenses	95	70
Current portion of future income tax assets	5,059	4,990
	39,717	36,855

Future income tax assets	4,122	4,080

Equipment, furniture and leasehold improvements	481	350

	$44,320	$41,285

Current liabilities:
Accounts payable and accrued liabilities	$2,258	$4,617
Current portion of deferred revenue	1,299	633
Current portion of warranty liability	11,769	11,443
	$15,326	$16,693

Long-term liabilities:
Warranty liability	$6,057	$7,738
Deferred revenue	5,612	3,720
	$11,669	$11,458

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three and six months ended September 30, 2010 and 2009

14.	Investment in Joint Ventures (continued):

The loan receivable above of $16,722 (March 31, 2010 - $13,295) was loaned to Cummins under a demand loan agreement, with interest accruing monthly at the one month prime corporate paper rate.  The loan is unsecured.

	Three months ended September 30		Six months ended September 30

	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Product revenue	$24,824	$21,172	$43,258	$36,801
Parts revenue	6,086	6,407	11,910	11,162
	30,910	27,579	55,168	47,963

Cost of revenue and expenses:
Cost of product and parts revenue	18,020	20,675	33,719	35,758
Research and development	2,536	2,135	4,588	3,995
General and administrative	256	225	594	523
Sales and marketing	1,641	1,569	2,922	3,068
Foreign exchange loss (gain)	(1)	(161)	25	(313)
Bank charges, interest and other	66	55	131	96
	22,518	24,498	41,979	43,127

Net income before undernoted	8,392	3,081	13,189	4,836

Interest and investment income	67	26	114	72

Net income before income taxes	8,459	3,107	13,303	4,908

Income tax expense (recovery):
Current	3,315	2,004	5,099	2,825
Future	(136)	(819)	(110)	(1,011)
	3,179	1,185	4,989	1,814

Net Income for the period	5,280	1,922	8,314	3,094

Joint Venture Partner’s share of net income from joint venture	(2,640)	(961)	(4,157)	(1,547)

Company’s share of net income	$2,640	$961	$4,157	$1,547

(b)	BTIC Westport Inc.:

The consolidated financial statements include 100% of the assets, liabilities, revenue and expenses of BTIC Westport Inc. (“BWI”), a joint venture with Beijing Tianhai Industry Co., Ltd. Of China (“BTIC”) since the Company has determined that BWI is a variable interest entity and that the Company is the primary beneficiary.  Accordingly, the Company consolidates BWI and BTIC’s share of BWI’s income and losses is included in “Joint venture partners’ share of income from joint ventures”.  For the three months and six ended September 30, 2010, the Company’s share of loss from BWI was $59 (2009 - $15) and $132 (2009 - $80) respectively.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three and six months ended September 30, 2010 and 2009

14.	Investment in Joint Ventures (continued):

	(c)	Joint Venture Partners’ share of net assets from joint ventures:

	September 30, 2010	March 31, 2010
	(Unaudited)
Cummins Westport Inc. (a)	$16,929	$12,771
BTIC Westport Inc. (b)	232	365
	$17,161	$13,136

15.	Segmented information:

The Company currently operates in one operating segment which involves the research and development and the related commercialization of engines and fuel systems operating on gaseous fuels.  The Company has property and equipment with net book values of $6,802 and $3,701 (March 31, 2010 - $6,113 and Nil) located in Canada and Italy, respectively.  The Company also recorded goodwill of $8,405 as at September 30, 2010 (March 31, 2010 – Nil) relating to its Italian operations.  For the three and six months ended September 30, 2010, 65% (2009 – 57%) and 64% (2009 – 53%) respectively of the Company’s revenue was from sales in the Americas, 14% (2009 – 29%) and 12% (2009 – 26%) from sales in Asia, and 21% (2009 – 14%) and 24% (2009 – 21%) sales elsewhere.

16.	Reconciliation to United States generally accepted accounting standards

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial reporting.  Such principles differ in certain respects from United States (“US GAAP”).

The significant measurement and disclosure differences that are applicable to the interim consolidated financial statements as at September 30, 2010 and for the three and six months ended September 30, 2010 and 2009, are as follows:

(a)	Investments:

Under Canadian GAAP and US GAAP, mark to market adjustments on available for sale securities resulted in future income tax expense (recovery) and a corresponding change in the valuation allowance against related future tax assets. The tax expense (recovery) is included in AOCI until the shares are sold and then included in net loss. For Canadian GAAP, the corresponding change in the future income tax valuation allowance was recognized in net loss but under US GAAP, the change was recognized in other comprehensive income. For US GAAP purposes, future income tax recovery for the three and six months ended September 30, 2009 future income tax expense of $102 and $129) recognized under Canadian GAAP would not be recognized.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three and six months ended September 30, 2010 and 2009

16.	Reconciliation to United States generally accepted accounting standards (continued):

	(b)	Acquired in-process research and development costs:

Under Canadian GAAP, acquired in-process research and development costs are capitalized and amortized to earnings.  For US GAAP purposes, such in-process research and development costs are expensed immediately if there is no alternative use for the related research and development.  Accordingly, amortization of in-process research and development recorded under Canadian GAAP for the three and six months ended September 30, 2010 of $34 and $70, respectively, (2009 - $33 and $62) would not be recognized under U.S. GAAP.  As at September 30, 2010, the carrying value of intellectual property would be reduced by $210 (March 31, 2010 - $283) with a corresponding increase in accumulated deficit.

(c)	Unamortized debt financing costs

Under Canadian GAAP, unamortized financing costs relating to issuance of the Company’s debenture notes are deducted from the liability on the consolidated balance sheet and amortized using the effective interest rate method. Under US GAAP these unamortized financing costs are classified as deferred charges.

(d)	Effect of US GAAP differences:

The effect of the previously discussed accounting differences on total assets, total liabilities and shareholders’ equity, net loss, comprehensive loss and loss per share under US GAAP are as follows:

	September 30, 2010	March 31, 2010
	(Unaudited)
Total assets, Canadian GAAP	$169,481	$153,690
Differences in accounting for:
Intellectual property (b)	(210)	(283)
Unamortized financing costs (c)	339	529

Total assets, US GAAP	$169,610	$153,936

Total liabilities, Canadian GAAP	$69,291	$56,979
Difference in accounting for:
Unamortized financing costs (c)	339	529

Total liabilities, US GAAP	$69,630	$57,508

Shareholders’ equity, Canadian GAAP	$100,190	$96,711
Difference in accounting for:
Intellectual property (b)	(210)	(283)
Shareholders’ equity, US GAAP	$99,980	$96,428

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three and six months ended September 30, 2010 and 2009

16.	Reconciliation to United States generally accepted accounting standards (continued):

	Three months ended September 30		Six months ended September 30
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net loss attributable to the Company, Canadian GAAP	$(6,251)	$(8,193)	$(14,337)	$(16,064)
Tax (expense) recovery on realized and unrealized gain on available for sale securities (a)	—	(102)	—	(129)
Amortization of intellectual property (b)	34	33	70	62

Net loss attributable to the Company, US GAAP	$(6,217)	$(8,262)	$(14,267)	$(16,131)

Other comprehensive income (loss) attributed to the Company, Canadian GAAP	3,335	(242)	(156)	(707)
Tax recovery (expense) on realized and unrealized gain on available for sale securities (a)	—	102	—	129
Other comprehensive income (loss) attributed to the Company, US GAAP	3,335	(140)	(156)	(578)

Comprehensive loss attributed to the Company, US GAAP	$(2,882)	$(8,402)	$(14,423)	$(16,709)

Basic and diluted loss per share, US GAAP	$(0.16)	$(0.25)	$(0.36)	$(0.50)

There are no differences between Canadian GAAP and US GAAP in total cash flows from operations, investments and financing presented in the consolidated statement of cash flows in any of the years presented.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three and six months ended September 30, 2010 and 2009

(e)	Additional financial information and disclosures required under US GAAP
(i) Warranty liability

A continuity of the warranty liability is as follows:

Balance, March 31, 2009	$14,677
Warranty claims	(14,164)
Warranty accruals	17,718
Change in warranty estimates	(2,059)
Impact of foreign exchange	4,778
Balance, March 31, 2010	20,950
Warranty claims	(7,431)
Warranty accruals	7,571
Change in warranty estimates	(1,339)
Impact of foreign exchange	274
Balance, September 30, 2010 (unaudited)	$20,025

(ii) Stock based compensation

Additional information about stock options granted and the PSUs issued is as follows:

As at September 30, 2010 there are a total of 1,462,225 unvested PSU’s outstanding with a weighted average grant date fair value of CDN$11.90. The aggregate intrinsic value of the Company’s outstanding and exercisable PSUs was $25,621 and $2,778, respectively, at September 30, 2010.

The aggregate intrinsic value of outstanding and exercisable stock option awards was $5,922 and $4,636, respectively, at September 30, 2010.

The total intrinsic value of options and PSUs exercised for the three and six months ended September 30, 2010 was $6,289. As at September 30, 2010, $13,750 of compensation cost relating to share-based payment awards has yet to be recognized in results from operations and will be recognized over a weighted average period of four years.

(iii) Fair value of Financial instruments

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, loan receivable and accounts payable and accrued liabilities approximate their fair values due to the short terms to maturity of these instruments.

The Company’s short- and long-term investments are recorded at fair value except for its interest in WWI which is accounted for using the equity method.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three and six months ended September 30, 2010 and 2009

The carrying value reported in the balance sheets for obligations under capital lease, which is based upon discounted cash flows, approximates its fair value. The fair values of the Company’s demand installment loan and short-term debt are not materially different from its carrying value based on market rates of interest.

The carrying value reported in the balance sheets for the subordinated debenture notes (note 10) is recorded at amortized cost using the effective interest rate method and the gross proceeds have been allocated between debt and equity based on the relative fair values of the subordinated debenture notes and the warrants on the issue date.  As at September 30, 2010, the fair value of the subordinated debenture notes is higher than its carrying value by $1,762 based on discounting the expected cash flows using a market interest rate of 14%. The carrying value of the long-term payable approximates its fair value.

(f)	Adoption of new accounting policies:

i) Improvements to financial reporting by enterprises involved with variable interest entities

In December 2009, the FASB issued ASU No. 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which amends ASC 810, “Consolidation”. The amendments give guidance and clarification of how to determine when a reporting entity should include the assets, liabilities, non-controlling interests and results of activities of a variable interest entity in its consolidated financial statements. The Company adopted this ASU effective April 1, 2010. The adoption of this standard did not have a material effect on the Company’s interim consolidated financial statements.

ii) Revenue Recognition

In April 2010, the FASB issued ASU 2010-17, Revenue Recognition – Milestone Method (Topic 605). This ASU stemmed from EITF Issue 08-9, Milestone Method of Revenue Recognition.  The Task Force concluded that the milestone method is a valid application of the proportional performance model when applied to research or development arrangements.  Accordingly, the ASU states that the use of the milestone method is an accounting policy election.  The Company early adopted this ASU effective July 1, 2010 and records service revenue under this method in its interim consolidated financial statements.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

Three and six months ended September 30, 2010 and 2009

(g)	New accounting pronouncements:

i) Revenue recognition

In October 2009, the FASB issued ASU No. 2009-13, Revenue Recognition: Multiple-Deliverable Revenue Arrangements, which addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a combined unit. The amendments establish a selling price hierarchy for determining the selling price of a deliverable. The amendments also eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. For the Company, this ASU is effective prospectively for revenue arrangements entered into or materially modified on or after April 1, 2011. The Company is currently evaluating the effect of this ASU on its interim consolidated financial statements.